SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒        Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

☐         Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the transition period from                to

Commission File Number 33-88594 and 33-39671

KYOCERA RETIREMENT SAVINGS

AND

STOCK BONUS PLAN

8611 Balboa Avenue

San Diego, California 92123

(Full title and address of the Plan)

KYOCERA CORPORATION

6 Takeda Tobadono-Cho

Fushimi-Ku

KYOTO, JAPAN 612-8501

(Name and address of the Issuer)

Kyocera Retirement Savings and
Stock Bonus Plan

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

Kyocera Retirement Savings and Stock Bonus Plan

Index

December 31, 2014 and 2013

Note:            Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

Kyocera Retirement Savings and Stock Bonus Plan

We have audited the accompanying statements of net assets available for benefits of Kyocera Retirement Savings and Stock Bonus Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Kyocera Retirement Savings and Stock Bonus Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

San Diego, California

June 25, 2015

Kyocera Retirement Savings and Stock Bonus Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets
Investments, at fair value (Note 3):
Money Market Fund	$274,033	$374,861
Invesco Stable Value Fund	29,145,039	28,669,434
Kyocera ADR Stock Fund	15,179,136	16,251,371
Mutual Funds	133,779,619	125,197,487
Total investments	178,377,827	170,493,153
Receivables:
Notes receivable from participants	3,556,193	3,829,127
Participant contributions receivable	209,319	—
Total receivables	3,765,512	3,829,127
Net assets available for benefits	$182,143,339	$174,322,280

See the accompanying notes to these financial statements.

Kyocera Retirement Savings and Stock Bonus Plan

Statements of Changes in Net Assets Available for Benefits

For The Years Ended December 31, 2014 and 2013

	2014	2013
Additions
Investment income:
Net appreciation in fair value of investments	$5,793,206	$25,400,933
Dividends	1,680,869	1,327,522
Total investment income	7,474,075	26,728,455
Interest income on notes receivable from participants	152,872	169,367
Contributions
Participants	8,025,005	8,128,447
Employer	1,843,879	1,844,876
Total contributions	9,868,884	9,973,323
Transfer from Kyocera Circuit Solutions USA, Inc. Retirement Savings Plan	850,715	—
Transfer from Kyocera Display America, Inc. Retirement Savings Plan	—	8,625,955
Total additions	18,346,546	45,497,100
Deductions
Benefit payments	10,525,487	12,059,162
Total deductions	10,525,487	12,059,162
Net increase	7,821,059	33,437,938
Net assets available for benefits
Beginning of year	174,322,280	140,884,342
End of year	$182,143,339	$174,322,280

See the accompanying notes to these financial statements.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.                            Description of Plan

The following description of the Kyocera Retirement Savings and Stock Bonus Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of ERISA.

General

The Plan is a defined contribution plan covering employees of Kyocera International, Inc. and subsidiaries (the “Company”). Each current employee who has attained the age of 21 years is eligible to participate as of the date coincident with or immediately following his employment commencement date.

Plan Administration

Transamerica Retirement Solutions (“Transamerica”) is the executor, record keeper, custodian and trustee of the Plan. Transamerica maintains and invests Plan assets on behalf of the Plan.

Contributions

Employees may contribute from 1 percent to 25 percent of pre-tax annual compensation, as defined by the Plan, subject to an annual limitation as provided in Internal Revenue Code (“IRC”) Section 415(d). The Company may make discretionary contributions in such amounts as may be determined by the Company’s Board of Directors each plan year. The Company made matching contributions of 50 percent of participant contributions to all investment choices up to 5 percent of the participant eligible compensation in 2014 and 2013. Two wholly owned subsidiaries of Kyocera International, Inc. and participating companies in the Plan have elected different matching formulas. Effective April 1, 2012, Kyocera Communications, Inc. (“KCI”), changed its match to $0.50 per $1.00 of participant eligible contributions up to 7%, subject to the annual contribution limit. Kyocera Tycom Corporation (“KTC”) continued to follow their company match of $0.50 per $1.00 up to $1,000 of participant contributions, up until the time of their merger into Kyocera Precision Tool, Inc. (“KPTI”) on April 1, 2014, at which time they converted to $0.50 per $1.00 of participant contributions up to 5%.

Employee rollover contributions made for 2014 and 2013 were approximately $695,514 and $1,156,800, respectively, which are included in participant contributions in the accompanying Statements of Changes in Net Assets Available for Benefits.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Company’s contributions, and (c) an allocation of the Plan’s investment income or losses. Allocations of investment income or losses within each fund are based on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2014 and 2013

Vesting

Participants are immediately vested in their own contributions and earnings thereon. Company matching contributions are vested as follows:

Years of Service	% Vested
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

Notes Receivable from Participants

The Plan provides that participants may obtain loans from their participant account. The minimum loan amount is $1,000 and the maximum is 50 percent of their account balance up to $50,000. The term of the loan is not to exceed 20 years for mortgage loans or five years for nonmortgage loans. The loans are collateralized by the balance in the participant’s account. Loans bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. The range of rates within the loan portfolio was 4.25% to 9.5% during 2014. Principal and interest are paid ratably through payroll deductions.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

The payment of benefits can be made upon retirement, termination of the Plan, death, termination of employment, or financial hardship. Benefits to which participants are entitled are limited to the vested amount accumulated in each participant’s account. Upon termination, the participant or beneficiary will receive a lump-sum distribution in an amount equal to his or her account.

Distributions from the Plan are based on vested account values as of the earliest valuation date following a participant’s separation from service date. Normal withdrawals can be made after age 59-1/2. Withdrawals before age 59-1/2 can be made for reasons of disability, termination of employment, severe financial hardship or in the event of the employee’s death. Withdrawals other than normal withdrawals are subject to excise taxes, as defined by IRS regulations.

Forfeited Accounts

Forfeited, nonvested account balances are used to reduce the Company’s contributions. Forfeited, nonvested accounts included in the Statements of Net Assets Available for Benefits totaled $37,793 and $108,139 as of December 31, 2014 and 2013, respectively.

For 2014 and 2013, employer contributions were reduced by approximately $132,254 and $78,125, respectively, from forfeited accounts.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2014 and 2013

Investments

Upon enrollment in the Plan, a participant may direct their contributions into any of the investment options offered by the Plan in 1 percent increments. The investment options offered are as follows, as described by the Plan administrator:

Kyocera ADR Stock Fund — Contributions to the Kyocera American Depository Receipts (“ADR”) Stock Fund are invested in ADR’s of Kyocera International, Inc.’s parent company, Kyocera Corporation.

Invesco Stable Value Fund — The Invesco Stable Value Fund invests in a diversified portfolio of investment contracts with insurance companies, banks and other financial institutions. Its primary objective is to preserve principal while seeking a high level of current income.

Oakmark Equity & Income Fund — The Oakmark Equity & Income Fund invests in a diversified portfolio of stocks and bonds. Its objective is to provide regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Vanguard Institutional Index Fund — The Vanguard Institutional Index Fund invests in large capitalization stocks. Its objective is to provide income and growth equal to or greater than the Standard & Poor’s 500 stock index.

American Funds Fundamental Invs R6 Fund — The American Funds Fundamental Invs R6 Fund invests primarily in stocks of well-managed growth companies. Its objective is to have consistent capital appreciation over the long-term.

Columbia Acorn Z Fund — The Columbia Acorn Z Fund invests primarily in stocks of companies with small and medium market with capitalization under $5 billion. Its objective is long-term capital appreciation.

American Funds EuroPacific Growth R6 Fund — The EuroPacific Growth R6 Fund invests in stocks of non-U.S. companies which appear to offer above-average growth potential. Its objective is long-term growth of capital.

PIMCO Total Return D — The PIMCO Total Return D invests primarily in investment grade debt. Its objective is total return consistent with capital preservation.

JPMorgan Large Cap Growth R5 — The JPMorgan Large Cap Growth R5 invests in common stock of large, well-established companies. Its objective is long-term capital appreciation and growth of income.

Allianz NFJ Small Cap Value Admin Fund — The Allianz NJF Small Cap Value Admin Fund invests primarily in stocks of companies with market capitalization of $3.5 billion or less. Most of the stock selected will be dividend paying. Its objective is long-term capital growth and current income.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2014 and 2013

Investments (continued)

Vanguard Mid Cap Index Fund — The Vanguard Mid Cap Index Admin primarily invests in equity securities of mid-size US companies. It seeks to track the performance of the MSCI US Mid Cap 450 Index, a broadly diversified index of stocks of mid-size US companies.

Vanguard Small Cap Index Fund — The Vanguard Small Cap Index Admin fund invests primarily in equity securities of smaller US companies. It seeks to track the performance of the MSCI US Small Cap 1750 Index, a broadly diversified index of stocks of smaller US companies.

BlackRock Equity Dividend I Fund — The BlackRock Equity Dividend I Fund invests primarily in stocks of companies with large capitalizations. Securities are selected on the basis of fundamental value. Its objective is growth of capital; income is secondary.

Brown Capital Management Small Co Instl Fund — The Brown Capital Mgmt Small Co Instl Fund invests in common stocks issued by companies with revenues of $250 million or less. Its objective is long-term capital growth; income is secondary.

Money Market Fund — This fund temporarily holds contributions prior to allocation to the respective funds. Funds are invested in U.S. Government securities, certificates of deposit, bankers’ acceptances, commercial paper, corporate master notes, and other appropriate money market investments.

American Beacon Mid Cap Value Inv — A multi-manager Fund seeking long-term capital appreciation and current income primarily through investments in mid-market capitalization U.S. stocks.

In addition to the investment options noted above, the participants may invest in four Pooled Investment Choices (“PIC”) which consist of a specific investment mix of the investment funds noted above. The Oakmark Equity & Income Fund and all of the Vanguard index funds are not included in the investment mix of the PIC. Each PIC is based on an investment strategy predetermined by the Plan Administrator, as follows:

Long-Term Growth – This option is aimed at capital appreciation through long-term growth in stock value.

Growth Income – This option emphasizes growth in stock values but also expects current income.

Current Income – This option strives for growth with little risk through investments mostly in conservative mutual funds and fixed income securities.

Preservation of Capital – This option seeks to achieve low risk with a conservative return on investments.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2014 and 2013

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, the entire adjusted amount of each participant’s account value, including that portion attributable to the Company’s matching contributions which would not otherwise be vested, becomes fully vested.

Plan Mergers

Kyocera Circuit Solutions USA, Inc. Retirement Savings Plan (“KCSU”), a US affiliated entity, was merged into one of the KII Group companies in April 2014. The retirement plan assets of KCSU of $850,715 and 3 participants with account balances were transferred into the Kyocera Retirement Savings and Stock Bonus Plan in July 2014.

Kyocera Display America, Inc. Retirement Savings Plan (“KYDA”), a US affiliated entity, was merged into one of the KII Group companies in April 2013. The retirement plan assets of KYDA of $8,625,955 and 70 participants with account balances were transferred into the Kyocera Retirement Savings and Stock Bonus Plan in June 2013.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

2.                            Summary of Significant Accounting Policies

Basis of Accounting

The Plan uses the accrual basis of accounting and the financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

New Accounting Pronouncement

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 seeks to eliminate diversity in practice surrounding how investments measured at net asset value under the practical expedient with future redemption dates have been categorized in the fair value hierarchy. It is effective for annual reporting periods beginning after December 15, 2015. Management is currently evaluating the implications of ASU 2015-07.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2014 and 2013

Valuation of Investments

Investments, other than the Invesco Stable Value Fund (see below), are recorded at fair value based on quoted market prices on the last day of the year. The Plan invests in a fully benefit-responsive investment contract through the Invesco Stable Value Fund, which is a common/collective trust that holds synthetic guaranteed investment contracts and short-term securities. Units of the common/collective trust are stated at net asset value (“NAV”), which is based on the aggregate fair value of the underlying assets of the trust in relation to the total number of units outstanding. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure securities liquidations will be carried out in an orderly business manner. Plan management believes contract value of the units approximates fair value at December 31, 2014 and 2013.

Income Recognition

Interest income is earned on an accrual basis and dividend income is recorded on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation on those investments.

Payment of Benefits

Benefits are recorded when paid. There were no benefits payable to participants who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2014 and 2013.

Administrative Expenses

Administrative expenses are paid directly by the Company and are not reflected in the accompanying financial statements of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results could differ from estimates.

Benefit Responsive Investment Contracts

The Financial Accounting Standards Board’s (“FASB”) authoritative guidance on the reporting of fully benefit-responsive investment contracts (a) describes the limited circumstances in which the net assets of an investment company (also referred to as a fund) shall reflect the contract value (which generally equals the principal balance plus accrued interest) of certain investments that it holds and (b) provides a definition of a fully benefit-responsive investment contract. It also provides guidance with respect to the financial statement presentation and disclosure of fully benefit-responsive investment contracts. Management has determined that the estimated fair value of the Plan’s indirect investment in fully benefit-responsive contracts, the Invesco Stable Value Fund, as of December 31, 2014 and 2013 approximates contract value. Therefore, no adjustment from fair value to contract value was included in the accompanying financial statements.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2014 and 2013

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Plan determines the fair values of its financial instruments based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy is broken down into three levels based upon the observability of inputs.

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 – Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

As of December 31, 2014 and 2013, the Plan did not hold any Level 3 investments. There have been no changes in the methodologies used to measure fair value at December 31, 2014 and 2013.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common stocks: valued at the closing market prices reported on the active market on which the individual securities are traded.

Mutual funds: valued at quoted market prices, which represents the net asset value of the securities held in such funds.

Common collective trust: valued at net asset value (“NAV”), which is based on the aggregate fair value of the underlying assets of the trust in relation to the total number of units outstanding. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2014 and 2013

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value, on a recurring basis.

Fair Value Measurements

As of December 31, 2014	Level 1	Level 2	Level 3	Total
Mutual Funds:
Domestic equity funds	$91,492,373	$—	$—	$91,492,373
Balanced funds	14,608,836	—	—	14,608,836
Bond funds	13,946,927	—	—	13,946,927
International equity funds	13,731,483	—	—	13,731,483
Money market funds	274,033	—	—	274,033
Common stock:
Kyocera Corp.	15,179,136	—	—	15,179,136
Common collective trust (Invesco SVF)	—	29,145,039	—	29,145,039
Total Investments at fair value	$149,232,788	$29,145,039	$—	$178,377,827

Fair Value Measurements

As of December 31, 2013	Level 1	Level 2	Level 3	Total
Mutual Funds:
Domestic equity funds	$85,673,179	$—	$—	$85,673,179
Balanced funds	12,446,867	—	—	12,446,867
Bond Funds	13,066,460	—	—	13,066,460
International equity funds	14,010,981	—	—	14,010,981
Money market fund	374,861	—	—	374,861
Common Stock:
Kyocera Corp.	16,251,371	—	—	16,251,371
Common collective trust (Invesco SVF)	—	28,669,434	—	28,669,434
Total Investments at fair value	$141,823,719	$28,669,434	$—	$170,493,153

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2014 and 2013

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2014 and 2013, respectively.

	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)
December 31, 2014
Invesco stable value fund	$29,145,039	n/a	Daily
December 31, 2013
Invesco stable value fund	$28,669,434	n/a	Daily

3.                            Investments

The following are individual investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31:

	2014	2013
Investments recorded at fair value:
Invesco Stable Value Fund	$29,145,039	$28,669,434
Black Rock Equity Dividend I Fund	16,075,502	15,425,461
JPMorgan Large Cap Growth R5	15,754,187	14,477,030
Kyocera ADR Stock Fund	15,179,136	16,251,371
Oakmark Equity & Income Fund	14,608,836	12,446,867
PIMCO Total Return D	13,946,927	13,066,460
American Funds EuroPacific Growth R6 Fund	13,731,483	14,010,981
Vanguard Institutional Index Fund	13,341,072	10,486,525
Brown Capital Management Small Co Instl Fund	10,276,162	11,572,664

During 2014 and 2013, the Plan’s net appreciation in fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) was as follows:

	2014	2013
Mutual Funds	$7,018,652	$23,937,111
Kyocera ADR Stock Fund	(1,225,446)	1,463,822
	$5,793,206	$25,400,933

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2014 and 2013

4.                            Tax Status

The Plan obtained its latest determination letter on August 18, 2003 in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the IRC. On October 1, 2009, the Plan adopted a Transamerica (formerly known as Diversified) nonstandardized prototype plan agreement. The Company has obtained a copy of the IRS opinion letter which was issued to Transamerica for the nonstandardized prototype plan.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress. The Plan’s income tax returns remain open for examination by applicable authorities, generally three years for federal and four years for state.

5.                            Related Party and Party-in-Interest Transactions

Certain expenses of the Plan are paid for by the Company. The most significant of these costs paid by the Company are the salaries for the employees responsible for Plan administration. These expenses were not material for 2014 and 2013. Plan investments include Kyocera Corporation common stock which is the stock of the Company’s parent and qualify as party-in-interest transactions. Loans made to employees of the Company also qualify as party-in-interest transactions.

Employees of the Company serve as the Trustees and Plan’s administrator and are participants in the Plan. These transactions qualify as party-in-interest transactions.

6.                            Reconciliation of the Financial Statements to Form 5500

Net assets available for benefits and changes in net assets available for benefits, as reported in the financial statements, are identical to the amounts reported in the Form 5500 as of and for the years ended December 31, 2014 and 2013.

7.                            Subsequent Events

In accordance with FASB Accounting Standards Codification (“ASC”) 855-10 “Subsequent Events”, subsequent events have been evaluated by management through the day these financial statements were available to be filed with the Securities and Exchange Commission.

Kyocera Retirement Savings and Stock Bonus Plan

Supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

EIN: 94-1695243 Plan #002

	(b)	(c)
	Identity of Issuer,	Description of Investment, Including
	Borrower, Lessor	Maturity Date, Rate of Interest,	(d)	(e)
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost**	Current Value
	Invesco	Invesco Stable Value Fund	$—	$29,145,039
	BlackRock	BlackRock Equity Dividend I Fund	—	16,075,502
	JPMorgan Large	JPMorgan Large Cap Growth R5	—	15,754,187
	* Kyocera Corp.	Kyocera ADR Stock Fund	—	15,179,136
	Oakmark	Oakmark Equity & Income Fund	—	14,608,836
	PIMCO	PIMCO Total Return D	—	13,946,927
	American Funds	American Funds Europacific Growth R6 Fund	—	13,731,483
	Vanguard Inst	Vanguard Institutional Index Fund	—	13,341,072
	Brown	Brown Capital Management Small Co Instl Fund	—	10,276,162
	American Funds	American Funds Fundamental Invs R6 Fund	—	8,072,166
	American Beacon	American Beacon Mid Cap Value Inv		8,069,994
	Columbia	Columbia Acorn Z Fund	—	6,976,552
	Vanguard	Vanguard Mid Cap Index Fund	—	5,091,928
	Allianz	Allianz NFJ Small Cap Value Admin Fund	—	4,444,348
	Vanguard	Vanguard Small Cap Index	—	3,390,462
	US Bank	Money Market Fund (Highmark)	—	274,033
				178,377,827
	* Participant loans	Loans (interest rates and maturity dates range from 4.25 to 9.5% and March 2015 to January 2035, respectively)	—	3,556,193
			$—	$181,934,020

*	Indicates party-in-interest to the Plan.

Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year or acquired at any time during the Plan’s fiscal year and disposed of at any time before the last day of the Plan’s fiscal year, with certain exceptions.

**	Historical cost is not required as all investments are participant-directed.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the Kyocera Retirement Savings and Stock Bonus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of San Diego, State of California, on June 25, 2015.

KYOCERA RETIREMENT SAVINGS AND STOCK BONUS PLAN

By:	KYOCERA INTERNATIONAL, INC.

By:	/s/ WILLIAM J. EDWARDS
William J. Edwards, Executive EVP/CFO

INDEX OF EXHIBITS

No.	Description	Sequentially Numbered Page
23	Consent of Squar, Milner, Peterson, Miranda & Williamson, LLP	Filed herewith